Exhibit 99.4

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	November 10, 2009
NYSE: SVM

SILVERCORP ANNOUNCES DECLARATION OF QUARTERLY DIVIDEND - CAD$0.02

VANCOUVER, British Columbia – November 10, 2009 – Silvercorp Metals Inc. (“Silvercorp”), the largest primary silver producer in China, is pleased to provide notice of its next dividend:

Quarterly Dividend of CAD$0.02

Silvercorp will pay its FY2010 second quarter dividend of CAD$0.02 per share on January 21, 2010, to shareholders of record at the close of business on December 31, 2009.   The declaration and amount of any future dividends will remain at the discretion of the Board of Directors and may be adjusted in the future based on fluctuations in metal prices and the Company’s cash flows. The dividends are considered eligible dividends for Canadian tax purposes.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and production of silver-related mineral properties located in the People’s Republic of China. Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The company is also applying for a mining permit at the Gaocheng property in the Guangdong Province of China to commence production of silver, lead and zinc.  Silvercorp’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Dr. Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to future dividends constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.  We seek safe harbour.